ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

July 2, 2025

Mr. Michael Pawluk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Preliminary Proxy Statement Filing of Calamos Investment Trust (File No. 811-05443) and Calamos Advisors Trust (File No. 811-09237) (each a “Registrant” and together, the “Registrants”)

Dear Mr. Pawluk:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided on June 13, 2025, in connection with your review of the Registrants’ preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed on June 3, 2025. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement. The Registrants intend to file a definitive proxy statement (the “Definitive Proxy Statement”) on Schedule 14A to (i) reflect the revisions discussed herein in response to your comments; and (ii) provide certain data as of the Record Date (as defined in the Definitive Proxy Statement).

1.	Comment. Where a comment is made as to disclosure in one area of the Preliminary Proxy Statement, it is applicable to all similar disclosures appearing elsewhere in the Preliminary Proxy Statement.

Response. The Registrant confirms that to the extent disclosure updates have been made in response to a Staff comment, such update has been made in all similar disclosures elsewhere in the Definitive Proxy Statement.

2.	Comment. In the section “Leadership Structure and Qualifications,” the Staff notes the inclusion of the sentence stating, “The trustees believe that each board of trustees’ leadership structure is appropriate given the characteristics and circumstances of each Trust.” The Staff notes that Item 22(b)(3)(i) of Schedule 14A instructs “For each director or nominee for election as director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made in light of the Fund's business and structure.” Please provide a little more specificity as to the particular characteristics or circumstances that the Board considered.

Response.   The Registrant has updated the disclosure as follows (new disclosure is underlined): “The trustees believe that each board of trustees’ leadership structure is appropriate given the characteristics and circumstances of each Trust, including but not limited to, the asset size of the funds comprising each Trust overseen by each board, the nature and number of funds overseen by each board, the total number of trustees, the range of experience represented on each board and each board’s responsibilities.” The Registrant respectfully notes that the experiences, qualifications, attributes and skills of the directors and nominees are described in the below paragraph included in the section “Leadership Structure and Qualifications of the Board of Trustees”:

“Each of Mses. Breen and Stuckey and Messrs. Calamos, Neal, Rybak, Toub and Wennlund has served for multiple years as a trustee of each Trust. In addition, each of Mses. Breen and Stuckey and Messrs. Armstrong, Calamos, Koudounis, Neal, Phlegar, Rybak, Toub, and Wennlund has more than 25 years of experience in the financial services industry. Each of Mses. Breen and Stuckey and Messrs. Calamos, Koudounis, Neal, Phlegar, Rybak, Toub, and Wennlund has experience serving on boards of other entities, including other investment companies. Each of Ms. Breen and Messrs. Calamos, Neal, Phlegar, Rybak, Toub, and Wennlund has earned a Masters of Business Administration degree.”

3.	Comment. With respect to the table of Trustee Compensation beginning on page 18, please consider updating the table to include each of the five columns in the table in Item 22(b)(13)(i) of Schedule 14A, even if zero.

Response.   The Registrant has made the requested change.

4.	Comment. On page 18, under the heading “Required Vote,” please describe what a plurality means in terms of the vote.

Response.   The Registrant has added the following disclosure: “Under a plurality vote, the candidate who receives the highest number of votes will be elected, even if they receive approval from less than a majority of the votes cast. Because each nominee is running unopposed, each nominee is expected to be elected as a trustee, as each nominee who receives votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.”

5.	Comment. Please move the trustee beneficial ownership tables appearing on pages 34-37 to the discussion pertaining to Proposal 1 instead of under the heading “More Information About the Meeting.”

Response.   The Registrant has made the requested change.

* * * * *

We hope that the foregoing responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1381.

Very truly yours,

/s/ Elizabeth L. Madsen

Elizabeth L. Madsen, Esq.

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

J. Christopher Jackson, Esq.

Susan Schoenberger, Esq.

Nadia Persaud, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

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